Exhibit 99.5

NICE Wins Four Prestigious Stevie® Awards for Sales & Customer
Service

Paramus, New Jersey, March 8, 2016 – NICE Systems (NASDAQ: NICE) announced today that it has received four prestigious Stevie® Awards for Sales & Customer Service.

NICE won three Silver Stevie® Awards in the Contact Center Solution New Version category for the following:

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NICE Engage Platform - The NICE Engage Platform provides comprehensive omni–channel interaction recording. Designed for flexibility, it easily adapts to the unique operational requirements of any call center. In a single platform, organizations have support for thousands of concurrent IP streams: capturing, forwarding streams in real time, recording and archiving.

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Journey Voice of the Customer – NICE’s Journey Voice of the Customer maps customer journeys across multiple channels and lets firms know how satisfied customers are at each touchpoint.  This helps businesses prioritize which areas they should address to maximize the customer experience and their return on investment.

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Robotic Automation – NICE’s solution automates routine back office processes that do not require human thought or involvement. From start to finish, it automates all of the steps needed to perform any task, eliminating the need for manual intervention.  By automating desktop activities, employees are freed up to focus on more sophisticated processes.

NICE’s Sales Performance Management Suite also took home a Bronze Stevie® in the Incentive Management Solution category. The suite provides the end-to-end ability to create, manage and distribute all aspects of a commissions program. It automates the process of commission, bonus, and incentive administration in support of any type of variable pay strategy to deliver a pay-for-performance system that rewards employees for achieving targets that align with business strategy.

The 10th Annual Stevie® Awards for Sales & Customer Service are the world’s top sales awards, business development awards, contact center awards, and customer service awards. Finalists were determined by the average scores of 115 professionals worldwide, acting as preliminary judges. More than 60 members of several specialized judging committees determined the Gold, Silver and Bronze Stevie Award placements from among the Finalists during final judging earlier this month.

“Entries to the Stevie Awards for Sales & Customer Service continue to grow every year, further validating the essential roles that business development, customer service, and sales play in business success,” said Michael Gallagher, president and founder of the Stevie® Awards. “The widespread support of this program made the 2016 competition that much more intense among finalists. The judges were deeply impressed by the winner’s accomplishments and we congratulate all of the winners on their commitment to excellence and innovation.”

“We are honored to have received four Stevie Awards in recognition of our leading customer engagement solutions,” said Miki Migdal, President of the NICE Enterprise Product Group. “NICE is committed to providing organizations with all the tools and information they need to create outstanding customer experiences and to make sure their employees are fully engaged, informed and prepared for every interaction. The innovation of our solutions is grounded in this mission.”

Details about the Stevie® Awards for Sales & Customer Service and the list of Stevie® winners in all categories are available at www.StevieAwards.com/sales.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

About The Stevie Awards
The Stevie Awards are conferred in six programs: The American Business Awards, the German Stevie Awards, The International Business Awards, the Stevie Awards for Women in Business, the Stevie Awards for Sales & Customer Service, and the Asia-Pacific Stevie Awards. A seventh program, the Stevie Awards for Great Employers, will debut in April 2016.  Honoring organizations of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide. Learn more about the Stevie Awards at http://www.StevieAwards.com, and follow the Stevie Awards on Twitter @TheStevieAwards.